Vasogen 2005
Management’s Discussion and Analysis

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the accompanying notes. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, which, except as described in note 18, conform in all material respects with generally accepted accounting principles in the United States. All amounts are expressed in Canadian dollars unless otherwise noted. Annual references are to our fiscal years, which end on November 30. In this report, “we”, “us”, and “our” refer to Vasogen Inc. This document is current in all material respects as of February 14, 2006.

Certain statements contained in this discussion and analysis constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements include, without limitation, statements concerning our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans, and objectives of management. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimated”, “predicts”, “potential”, “continues”, “intends”, “could”, or the negative of such terms or other comparable terminology. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements.

These risks include, but are not limited to, those associated with the success of our research and development programs, the adequacy, timing and results of our clinical trials, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Highlights

Celacade™ Pivotal Phase III SIMPADICO Trial (Peripheral Arterial Disease)

•	In July 2005, patient assessments for the six-month primary endpoint were completed.

•	In August 2005, we announced that the trial would be closed out early based on a recommendation from the trial’s Steering Committee.

•	In December 2005, we announced that pursuant to an agreement with the FDA, all patients in the trial had completed their end-of-study follow-up assessments.

•	In January 2006, we announced that the database for the trial was locked.

•	In January 2006, the trial was accepted for presentation at a Late-Breaking Clinical Trial session of the Annual Scientific Session of the American College of Cardiology in March 2006.

Celacade™ Pivotal Phase III ACCLAIM Trial (Chronic Heart Failure)

•	In May 2005, the study completed recruitment, with over 2,400 patients enrolled.

•	In November 2005, the trial reached the pre-specified number of endpoint events, and all patients had been in the study for at least six months.

•	In January 2006, final patient assessments were completed in preparation for data verification, quality control, and database lock.

VP Series of Drugs

•
In January 2005, we received regulatory approval to commence a phase I clinical trial of VP025, our lead product from a new class of drugs being developed to target chronic inflammation within the central nervous system.

•
In July 2005, we reported the successful outcome from this phase I study. VP025 was shown to be safe and well tolerated when compared to placebo, and no drug-related serious adverse events were reported.

•
During 2005, we reported results from our preclinical program supporting the potential of VP025 in a number of neurological conditions associated with chronic inflammation, and we initiated plans to advance VP025 into phase II development.

Corporate

•	In support of advancing our technologies through the development stage and into commercialization, we announced key appointments to our Senior Management Team and to our Board of Directors.

•	We announced that we have been granted a European patent covering the use of our Celacade technology for the treatment of chronic heart failure.

•	During the year, we completed two financings for gross proceeds of approximately US$82.3 million and at year-end our cash and marketable securities totaled $85.2 million.

OVERVIEW

Our goal is to develop and commercialize new technologies targeting the chronic inflammation underlying cardiovascular and neurological diseases. Our lead product, the Celacade™ technology, is currently in the final stages of two pivotal phase III programs designed to support regulatory approval in North America and commercialization in North America and Europe. The 550-patient phase III SIMPADICO trial, which was closed out early, is a 50-center North American study designed to further investigate the use of our Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease. We expect to report the results from this trial in the first quarter of 2006. The 2,400-patient phase III ACCLAIM trial is a 176-center international study that is designed to further investigate the use of our Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure. We expect to report the results from this trial in the second quarter of 2006. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025 is the lead product candidate from this new class of drugs.

The following table sets out the stage of development for each of our programs:

Product	Indications	Clinical Development Status

Celacade technology	Peripheral arterial disease	Phase III*
Celacade technology	Chronic heart failure	Phase III*
VP025	Neuro-inflammatory conditions	Phase I completed

*Pivotal phase III clinical trials are multi-center studies undertaken to confirm safety and efficacy in large patient groups.

WE PLAN TO ACHIEVE OUR GOAL BY PURSUING THE FOLLOWING STRATEGIES:

Develop products that address unmet medical needs

We believe that our Celacade technology has the potential to be used as a first-in-class therapy targeting chronic inflammation in cardiovascular disease, providing a safe and effective addition to the standard of care for peripheral arterial disease (“PAD”) and chronic heart failure (“HF”). We also believe that both PAD and chronic HF are conditions with considerable unmet medical needs and represent significant commercial opportunities for us. We have collaborated with opinion leaders in cardiovascular medicine to design and conduct our phase III trials in chronic HF and PAD. We believe that these collaborations will enhance the potential for our Celacade technology to be adopted as part of the standard of care in treating these conditions.

Continue to build a portfolio of new technologies targeting inflammatory disorders

Our lead product, the Celacade technology, is being developed to target chronic inflammation in cardiovascular disease. VP025 is the first product candidate from a new class of drugs that we are developing to target the chronic inflammation in the central nervous system. We have tested VP025 across a number of preclinical models of neuro-inflammatory disorders. We have also completed a successful phase I clinical trial and are in the process of advancing the VP025 program into phase II development. The new class of drugs may also represent a platform technology from which we may potentially derive other product candidates for development and commercialization.

Form strategic alliances with companies to support the commercialization of our products

We intend to establish corporate alliances to support the commercialization of our products. We expect that the primary point of care for integration of our Celacade technology will be the hospital clinic setting and/or cardiology practices. Our commercialization strategy will seek to optimize the adoption of our products in these settings. In 2001, we entered into a strategic alliance with Quest Diagnostics Incorporated (“Quest Diagnostics”) of New Jersey to potentially establish an outpatient delivery model to accommodate patient referrals outside hospital clinics and cardiology practices in the United States. The final terms of this alliance are not yet established and are the subject of continued discussion between the two companies.

RESULTS OF OPERATIONS

We are a development-stage enterprise that dedicates our cash resources mainly to research and development (“R&D”) activities. Our products have not yet been approved by regulatory authorities in all relevant jurisdictions and we have not yet marketed products commercially; as such, we do not currently generate any revenues from operations.

Research and Development

The changes in R&D expenditures, and their key components, for the three years ended November 30, 2003, 2004, and 2005, are reflected in the following table:

R&D Expenditures (in millions of dollars, except percentages)	2005	2004	Increase(Decrease)	2004	2003	Increase(Decrease)

Clinical costs:
Direct	$47.5	$31.3	$16.2	$31.3	$9.7	$21.6
Indirect	$17.8	$14.0	$3.8	$14.0	$7.8	$6.2

Preclinical costs	$3.8	$4.0	($0.2)	$4.0	$2.0	$2.0

Intellectual property costs	$1.8	$2.2	($0.4)	$2.2	$1.6	$0.6

Other costs	$0.6	$0.3	$0.3	$0.3	$0.6	($0.3)

Total R&D	$71.5	$51.8	$19.7	$51.8	$21.7	$30.1

R&D expenditures as a percentage of the sum of R&D and General and Administration Expenditures	77%	77%	nil	77%	68%	9%

Clinical Costs

As a development-stage company moves its products towards commercialization in the biotechnology/pharmaceutical/medical device industry, the expenditures related to clinical development of products increase significantly. The expenditures associated with phase III clinical trials are generally substantially greater than those for phase II trials. This is due to the increased numbers of clinical sites and patients that are required for phase III trials. The expenditures related to our phase III Celacade programs are expensed for accounting purposes and are the key driver of our increasing losses.

Our phase III clinical programs in PAD and chronic HF, discussed in detail below, account for the majority of the increase in our R&D expense in 2005 compared with 2004, and in 2004 compared with 2003. This increase has been driven primarily by the increase in the number of clinical sites participating in these programs and the associated increase in the number of patients enrolled.

During 2005, the number of clinical sites initiated increased by 15% when compared to 2004, and had increased by 163% in fiscal 2004 when compared to 2003. The number of patients enrolled into our phase III trials increased by 113% in 2005 when compared to 2004, and had increased by 875% in 2004 when compared to 2003. Direct costs to support these trials include expenses for clinical site fees, study monitoring, and technology support. Indirect costs to support these programs consist of salaries, professional fees, and other support costs. While both direct and indirect costs increased significantly as the number of clinical sites initiated and the number of patients enrolled increased, the proportionate increase in indirect costs was not as great.

A more detailed summary of our two phase III clinical trials is provided below.

CELACADE TECHNOLOGY: SIMPADICO

The double-blind, placebo-controlled pivotal phase III SIMPADICO trial is designed to further investigate the use of the Celacade technology to improve intermittent claudication (leg pain on walking), a debilitating symptom associated with peripheral arterial disease. The primary endpoint of the SIMPADICO trial is the change in maximal treadmill walking distance after six months compared to placebo, a primary efficacy endpoint recognized by the FDA and other regulatory authorities for approving new products for the treatment of patients with PAD. The study is also designed to investigate additional endpoints, including PAD and cardiovascular-related events, and quality of life. The Principal Investigator and Chairman of the Steering Committee for the SIMPADICO trial is Dr. Jeffrey Olin, Director, Vascular Medicine Program, The Zena and Michael A. Wiener Cardiovascular Institute, Mount Sinai School of Medicine, New York.

The SIMPADICO trial completed the enrollment of 550 patients at 50 centers in North America in late 2004, and the six-month primary endpoint assessments were completed during 2005. In late August 2005, we announced the trial would be closed out early and in December we announced that, pursuant to an agreement with the FDA, all patients in the trial had completed their end-of-study follow-up assessments. On February 1, 2006, we announced that the SIMPADICO trial was accepted for presentation at a Late-Breaking Clinical Trial session of the 55th Annual Scientific Session of the American College of Cardiology (ACC). We expect that Dr. Olin will present the initial results of the SIMPADICO trial on March 12, at 2:45 p.m. E.T. and that we will issue a press release providing details on the trial results at the time of the presentation.

In August 2005, the treatment of patients in the SIMPADICO trial was halted early based on a recommendation received from the SIMPADICO Steering Committee. The Steering Committee’s recommendation was based on a recommendation by the trial’s External Safety and Efficacy Monitoring Committee (ESEMC), who cited a potential safety signal and the absence of a sufficiently strong efficacy signal to warrant the continuance of the study. Based on the Steering Committee’s own review and the findings of an independent expert, the Steering Committee concluded that no safety concern existed. However, given that the ESEMC’s analysis also incorporated efficacy information and all patients had completed the assessments necessary for the analysis of the primary endpoint, the Steering Committee recommended the early close out of the trial. The preliminary and limited efficacy evaluation conducted by the ESEMC was performed on a database that was in the process of quality control and verification, and therefore subject to change.

The initiation of our SIMPADICO trial was based on results from our double-blind, placebo-controlled phase II clinical trial conducted in 85 patients with moderate to severe PAD. Results of this study have been published in the European Journal of Vascular and Endovascular Surgery and showed that patients in the Celacade group walked further before the onset of pain compared to placebo. Furthermore, treatment was shown to be well tolerated, and there were no reports of treatment-related serious adverse side effects.

PAD is a serious condition of impaired blood flow to the extremities resulting from atherosclerosis. It is well established that inflammatory pathways are implicated in the development and progression of atherosclerosis. The disease often leads to reduced mobility and a marked impairment in the ability to undertake the basic activities of daily independent living. It is estimated that in the United States alone, PAD affects over nine million people, with annual related healthcare costs in the billions of dollars. The condition is associated with a high level of morbidity, and an estimated 30% of patients diagnosed with PAD will die within five years. Patients with PAD have a six-fold increase in risk of death from cardiovascular disease and often experience the symptom of intermittent claudication (leg pain on walking). In approximately 80,000 patients each year, the progression of PAD results in the need for amputation. Currently, there are limited effective pharmacological therapies available for the treatment of intermittent claudication, and there is a need for a more effective treatment option.

CELACADE TECHNOLOGY: ACCLAIM

The double-blind, placebo-controlled pivotal phase III ACCLAIM trial is evaluating the use of our Celacade technology to reduce mortality and morbidity risk in patients with advanced chronic heart failure. The primary outcome measure for ACCLAIM is the composite endpoint of all-cause mortality or cardiovascular hospitalization (time to first event). The Global Principal Investigator and Chairman of the Steering Committee for the ACCLAIM trial is Dr. James Young, Chairman, Division of Medicine, The Cleveland Clinic Foundation, and Medical Director of the Kaufman Center for Heart Failure in Cleveland.

The ACCLAIM trial completed the enrollment of patients in May 2005, with over 2,400 patients enrolled at 176 clinical centers in North America, Europe, and Israel. ACCLAIM was designed to conclude when at least 701 patients sustained a primary endpoint event, defined as either death or first cardiovascular hospitalization, and all patients had been in the study for a minimum of six months. In November 2005, the trial reached the pre-specified objective of 701 primary endpoint events, and all patients had been in the study for a minimum of six months. The final patient assessments were completed in January 2006, and we anticipate reporting the results of the ACCLAIM study, as well as our plans for presentation and publication of the data, during the second quarter of 2006.

The initiation of our ACCLAIM trial was based on results from our double-blind, placebo-controlled phase II clinical trial conducted in 73 patients with advanced chronic HF. The results of this study, as published in the Journal of the American College of Cardiology, indicated a significant reduction in mortality and morbidity risk for patients in the Celacade group compared to placebo. Furthermore, the treatment was shown to be well tolerated, and there were no reports of treatment-related serious adverse side effects or interactions with existing medications.

In September 2005, during a symposium of the 9th Annual Scientific Meeting of the Heart Failure Society of America, Guillermo Torre-Amione, MD, PhD, Medical Director, The Methodist DeBakey Heart Center, and principal investigator for the U.S. arm of the ACCLAIM trial, reported that the preliminary baseline characteristics of patients enrolled in the ACCLAIM study were consistent with those of patients in our previous phase II trial. Importantly, the consistency between the two trial patient populations removes an unwanted variable that can be introduced when moving from phase II to phase III trials.

Chronic heart failure, most frequently resulting from coronary artery disease or hypertension, is a debilitating condition in which the heart’s ability to function as a pump is impaired. Chronic inflammation is recognized as an underlying pathology contributing to the development and progression of chronic heart failure. Patients with heart failure experience a continuing decline in their health, resulting in an increased frequency of hospitalization and premature death. In North America alone, heart failure affects more than five million people and is associated with more than 300,000 deaths each year. The cost of medical care, primarily resulting from hospitalization, is estimated to exceed US$19 billion annually. These statistics suggest that important pathological mechanisms remain active and unmodified by available therapies, particularly when the disease has reached advanced stages.

VP025

VP025, our lead product from a new class of drugs, is being developed to target the chronic inflammation within the central nervous system that is associated with a number of neurological diseases. In July 2005, we announced the successful completion of a phase I clinical trial of VP025. This double-blind, placebo-controlled, dose-escalation trial examined the safety and tolerability of three doses of VP025 in 24 healthy volunteers. Multiple administrations of either low, mid, or high doses of VP025 were shown to be safe and well tolerated when compared to placebo, and no drug-related serious adverse events were reported.

Results from a number of experimental models have demonstrated the ability of VP025 to reduce inflammation across the blood-brain barrier and improve correlates of memory and learning function. Preclinical research carried out by Dr. Marina Lynch’s team from the Trinity College Institute of Neuroscience in Ireland demonstrated the ability of VP025 to reverse detrimental neurological effects of chronic beta-amyloid exposure. These results were presented at Neuroscience 2005, the 35th Annual Meeting of the Society for Neuroscience. Beta-amyloid is the major component of the plaques found in brains of Alzheimer’s disease patients and is implicated in the development and progression of this condition. Beta-amyloid has also been linked to increased activation of microglial cells (inflammatory immune cells in the brain and nervous system) and reduced memory and learning function. Dr. Lynch’s research demonstrated that VP025 both prevented microglial activation and preserved memory and learning function.

Dr. Marina Lynch’s team also presented results at Neuroscience 2005 showing the ability of VP025 to reverse age-related inflammation in the brain. The process of aging is associated with increased inflammation in the brain resulting from activation of microglial cells, as evidenced by increases in inflammatory cytokines and a reduction in memory and learning function (measured as long-term potentiation). CD200, a protein that controls inflammation and maintains microglial cells in an unactivated state, decreases with aging. Treatment with VP025 reversed age-related decreases in CD200 levels in the brain, reduced levels of microglial cell activation, and restored memory and learning function.

Dr. Yvonne Nolan’s team from the Department of Anatomy/Neuroscience, University College, Cork, Ireland, also presented data at Neuroscience 2005 demonstrating the ability of VP025 to prevent increases in levels of p38 MAP kinase, a key component of the inflammation-signaling pathway, regulating IL-1beta, TNF-alpha, and other immune system responses associated with many inflammatory conditions. In a preclinical model of Parkinson’s disease, pre-treatment with VP025 was shown to prevent both the increase in p38 levels and the associated death of dopaminergic neurons. The death of dopaminergic neurons in this model system leads to the onset of movement abnormalities that mimic those seen in Parkinson’s disease.

Many neurological conditions are associated with an inflammatory response in the nervous system, including Alzheimer’s disease, Parkinson’s disease, and amyotrophic lateral sclerosis (ALS, also known as Lou Gehrig’s disease). These conditions are characterized by increased levels of inflammatory mediators, including cytokines, leading to the death of nerve cells and the eventual loss of functional activity. Due to the prevalence, morbidity, and mortality associated with neuro-inflammatory diseases, they represent a significant medical, social, and financial burden.

Preclinical Costs

Our preclinical research programs are focused on developing a new class of drugs, the main candidate being VP025. During 2005, VP025 was moved into clinical development; however, preclinical studies are still necessary to continue the advancement of VP025.

The R&D expenditures associated with preclinical research activities during fiscal 2005 and 2004 were primarily the result of the above studies, as well as other preclinical studies necessary to support the advancement of VP025 into clinical development. Preclinical costs were comparable in 2005 and 2004, as significant work was done on supporting the advancement of VP025 into clinical development. These costs are greater when compared to 2003, as VP025 was then in an earlier stage of development.

Intellectual Property

Our research and development initiatives have resulted in the filing of numerous patent applications. We own patents and pending patent applications relating to our products and technologies in the United States and other jurisdictions around the world. Our intellectual property expenditures primarily consist of fees paid to patent offices worldwide and to external patent counsel. These costs are included in R&D expenditures and are expensed as incurred. This expenditure is a result of advancing our patent protection into additional countries through international patent grants, and additional patent and trademark activities associated with protecting our existing technologies, as well as new discoveries and developments resulting from our research and development programs. These costs have been comparable in fiscal 2005, 2004, and 2003.

Nature and Treatment of Expenses

We expense all R&D costs. The majority of our research is outsourced to medical institutions, under contractual agreements, for which expenditures are settled with cash payments that are aligned with the achievement of pre-defined activities. The costs of our prepaid clinical supplies are deferred, on the basis that these supplies have future alternative uses related to the various clinical applications of our Celacade technology, and are expensed as they are shipped to outsourced research centers or clinical sites.

The cost of our acquired technology, representing part of our platform medical device technology, is amortized straight-line over 20 years in recognition of the term of the acquired patent.

Our ability to recover the carrying value of our acquired technology and clinical supplies is impacted by several factors, including, but not limited to, the progress of clinical trials, our ongoing ability to fund clinical trials, feedback and decisions from health regulators regarding clinical trial results, technological obsolescence, the development of our patent portfolio, the ability to defend any claims made by third parties against our intellectual property, and our financial ability to challenge those third parties who may infringe our intellectual property. We are not aware of any factors that would impact adversely on the carrying value of our acquired technology or the clinical supplies that would result in a material loss to us.

The majority of our direct clinical R&D expenditures are related to our phase III ACCLAIM and SIMPADICO trials and are payable in U.S. dollars. In addition, a significant component of the direct costs of our ACCLAIM trial is payable in euros. The majority of general and administration costs are payable in Canadian dollars.

General and Administration

The changes in general and administration expenditures, and their key components, for the three years ended November 30, 2005, 2004, and 2003, are reflected in the following table:

General and Administration Expenditures (in millions of dollars)	2005	2004	Increase	2004	2003	Increase

Infrastructure and other support costs	$19.3	$13.3	$6.0	$13.3	$8.2	$5.1

Insurance	$1.5	$1.4	$0.1	$1.4	$1.2	$0.2

Professional fees	$1.3	$1.2	$0.1	$1.2	$0.8	$0.4

Total General and Administration Expenditures	$22.1	$15.9	$6.2	$15.9	$10.2	$5.7

Infrastructure and other support costs include salaries and related employee costs for those employees not directly involved in research and development, as well as facility-related and information technology expenditures for all employees. This increase is primarily driven by an increase in full-time employees to 172 as at November 30, 2005, from 149 as at November 30, 2004, and 82 at as November 30, 2003. Professional

fees include expenditures for legal, tax, accounting, and other specialized services. Insurance and professional fees are comparable as a result of the relatively stable level of activity required to support the expanded clinical activity.

Foreign Exchange

The foreign exchange gain or loss for the three years ended November 30, 2005, 2004, and 2003, is reflected in the following table:

Foreign Exchange (in millions of dollars)	2005	2004	Increase(Decrease)	2004	2003	Increase(Decrease)

Foreign exchange (gain) loss	($0.7)	$8.3	($9.0)	$8.3	$1.1	$7.2

We are holding a significant amount of U.S. dollar cash and cash equivalents, marketable securities, and restricted cash in anticipation of the significant R&D expenses denominated in U.S. dollars that we expect to incur as a result of our ongoing clinical trials. U.S. dollar holdings amounted to approximately US$41.6 million and US$55.5 million at November 30, 2005, and November 30, 2004, respectively. As our functional or measurement currency is the Canadian dollar, U.S. exchange rate fluctuations may have a significant impact from an accounting perspective, but they do not impair or enhance our ability to pay these U.S. dollar denominated R&D expenses.

Our statement of operations includes a foreign exchange gain for the year ended November 30, 2005, as a result of the strengthening of the Canadian dollar, our functional currency, relative to the U.S. dollar, during this period. Any losses resulting from cash being held in U.S. dollars have been offset by gains on liabilities that are denominated in U.S. dollars. The year-end conversion rates from the U.S. dollar to the Canadian dollar for November 30, 2005, 2004, and 2003 were 1.1669, 1.1858, and 1.2965, respectively. The funds raised in the financing that we completed in 2004 were acquired when the conversion rate from the U.S. dollar to Canadian dollar was 1.33, which was the major reason for the foreign exchange loss during fiscal 2004, as the U.S. dollars on hand from this financing were revalued at the November 30, 2004, year-end exchange rate.

Investment Income

Investment income for the three years ended November 30, 2005, 2004, and 2003, is reflected in the following table:

Investment Income (in millions of dollars)	2005	2004	Increase	2004	2003	Increase

Investment income	$2.3	$1.4	$0.9	$1.4	$1.1	$0.3

Investment income in 2005 has increased as a result of higher interest rates available in the marketplace. The rate on one-month U.S. commercial paper rose by roughly 200 basis points, while the one-month Canadian rate rose by approximately 55 basis points. Investment income in 2004 was comparable to that in 2003.

Loss

The loss for the three years ended November 30, 2005, 2004, and 2003, is reflected in the following table:

Loss (in millions of dollars, except per-share amounts)	2005	2004	Increase	2004	2003	Increase

Loss	$93.0	$74.6	$18.4	$74.6	$31.9	$42.7

Loss per share	$1.17	$1.07	$0.10	$1.07	$0.57	$0.50

As discussed above, the increased loss during the last three fiscal periods resulted primarily from higher costs associated with the expansion of our phase III clinical programs and the corporate costs associated with supporting these programs.

TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

The following table presents unaudited selected financial data for each of the last eight quarters ended November 30, 2005:

	Loss for the period	Basic and diluted	Foreign exchange
	(000’s)	loss per share	gain/(loss) (000’s)
November 30, 2005	($24,010)	($0.29)	$146
August 31, 2005	($24,069)	($0.30)	($2,243)
May 31, 2005	($25,071)	($0.31)	$924
February 28, 2005	($19,898)	($0.27)	$1,892

November 30, 2004	($28,739)	($0.41)	($8,798)
August 31, 2004	($19,647)	($0.27)	($2,127)
May 31, 2004	($14,069)	($0.20)	$2,009
February 29, 2004	($12,095)	($0.19)	$628

Our quarterly losses have increased significantly over the past two years as a result of the expansion of our two phase III clinical programs and the corporate costs associated with supporting these programs. The other significant factor impacting our quarterly losses is the change in the U.S. dollar relative to our functional currency, the Canadian dollar, particularly in 2004. Both of these factors are discussed in greater detail elsewhere in this document. The operations of our Company are not subject to any material seasonality or cyclicality factors.

The quarterly losses for fiscal 2004 above do not include any adjustment to reflect the adoption of the subsequent amendment to CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments", which requires the use of the fair value based method to account for all stock-based transactions with employees granted or modified since December 1, 2002. We adopted this amendment on a retroactive basis, without restatement, and it is discussed in greater detail elsewhere in the document.

Fourth Quarter

The loss in the fourth quarter of 2005 was comparable to that in the third quarter of 2005. Our R&D and general and administration expenditures for the fourth quarter were $22.3 million, compared with $22.4 million in the third quarter. The change in the foreign exchange loss of $2.4 million between the third and fourth quarters was offset by the interest and accretion charge on the senior convertible notes payable which are discussed elsewhere in this document, and by the amortization of the related deferred financing costs which aggregated $2.5 million in the fourth quarter.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations primarily from public and private sales of equity, the issuance of senior convertible notes, the exercise of warrants and stock options, and interest on funds held for future investments.

On February 2, 2005, we completed a public offering for gross proceeds of $52.5 million (US$42.3 million), resulting in the issuance of 9,005,000 common shares.

On October 7, 2005, our wholly owned subsidiary, Vasogen Ireland Limited, raised gross proceeds of US$40 million through the issuance of senior convertible notes (“the notes”). The notes have a maturity date of two years from issuance, which may be extended to five years upon the receipt of pre-market approval granted by the U.S. Food and Drug Administration for the marketing of Celacade for use in the treatment of chronic heart failure, and bear interest at a rate of 6.45%. The notes are convertible at the investors’ option into our common shares at a conversion price of US$3.00 subject to anti-dilution and other adjustments as provided in the notes. We are required to repay the notes in equal monthly installments and we may elect to repay principal in any combination of cash or common shares at our option, provided certain conditions are met. We also have the option to accelerate payments of outstanding principal of up to US$8.0 million each calendar year installment date if our share price is greater than U.S. $1.00 per share or up to 40% of the principal outstanding each calendar year if our share price is greater than U.S. $4.00 per share, and subject to issuance of additional warrants in connection with exercising this option. Under the terms of the notes, if the ACCLAIM trial fails to meet its primary endpoint, then, beginning on September 1, 2006, and until the notes are no longer outstanding, we must maintain a net cash balance of 110% of the principal outstanding under the notes. Costs of this transaction, including agency and legal fees and other expenses, were approximately US$3.6 million. We are required to maintain a letter of credit in connection with these senior convertible notes payable in the amount of US$10 million, which is fully secured by cash on hand.

If an event of default or a change of control should occur, noteholders will be entitled to require the redemption of their notes, in whole or in part, at a price determined according to a formula under the notes. The holders have the right to demand repayment in cash or in common shares at 125% of the face amount of principal outstanding in the event of default or at 115% of the face amount of principal outstanding in the event of a change in control or the value of the common shares the holder would otherwise have received on conversion of the shares prior to the event of default or the change in control.

During 2005, we received $0.6 million from the exercise of options and warrants, compared with $1.3 million in 2004 and $1.9 million in 2003. The total number of common shares outstanding at November 30, 2005, increased to 82.3 million from 72.3 million at November 30, 2004. The number of options and warrants outstanding at November 30, 2005, is 8.6 million and could generate approximately $45.7 million if exercised.

As at February 14, 2006, we have 83.2 million common shares outstanding; 5.8 million options to purchase common shares outstanding; and 4.3 million warrants to purchase common shares. The conversion rate of the options and warrants is on a one-to-one basis for common shares. In addition, we may issue common shares on repayment of the notes as described above, provided certain conditions are met.

At November 30, 2005, our cash and cash equivalents, and marketable securities held to maturity totaled $73.5 million, compared with $73.0 million at November 30, 2004. In addition, we have $11.7 million of restricted cash pledged as security for the letter of credit. The increase is a result of net proceeds received from the financings during 2005 exceeding cash used in operations during fiscal 2005. We invest our cash resources in liquid government and corporate debt instruments having a single “A” credit rating or greater. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on our investments, owing to the relative short-term nature of the investments.

We are exposed to market-rate risk related to changes in interest rates and foreign exchange rates between the Canadian and U.S. dollars, which could affect the value of our marketable securities. At November 30, 2005, we held directly or indirectly through forward currency contracts U.S. dollar denominated securities in the amount of US$31.4 million (2004 - US$53.0 million, 2003 - US$31.4 million).

In November 2005, we entered into contracts to purchase Canadian dollars totaling $59.0 million (US$50.5 million), and concurrently entered into forward contracts to purchase the U.S. dollars back at specific future dates. A portion, US$40.0 million of these forward contracts, matured in December 2005, and the balance will mature in February 2006. The Canadian dollars were acquired to enable us to invest our cash resources in Canadian investments; however, these forward contracts enabled us to preserve our U.S. funds, even when converted to Canadian dollars. Our U.S. funds will be used to cover U.S. expenditures associated with our phase III clinical trials.

In November 2005, we entered into contracts to sell Canadian dollars, totaling $30.1 million (US$25.3 million), at specific times, and concurrently entered into forward contracts to purchase the Canadian dollars back at specific future dates. These forward contracts matured in December 2005. These Canadian funds will be used to fund Canadian dollar expenditures during fiscal 2006.

At November 30, 2005, the equivalent value of these forward contracts, when compared to the amount due on maturity, resulted in a nominal net unrealized foreign exchange loss. The fair value of these contracts has been included in current assets and current liabilities. Our net cash used in operating activities for the year ended November 30, 2005, was $74.6 million, compared with $55.8 million for 2004, and $29.2 million for 2003. This increase is reflected in our increased expenditures on R&D activity. The reasons for these higher operating costs are detailed above. Changes in our working capital also have a significant impact on our cash used in operations. Our working capital is also affected by the increase in our accrued liabilities that is a result of certain expenses incurred in our phase III clinical trials that will not be paid out until certain trial milestones are reached, such as completion of recruitment or receipt of final study reports from clinical sites at the end of the trials.

We intend to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. The availability of financing will be affected by the results of our scientific and clinical research, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology and medical companies), the status of strategic alliance agreements, and other relevant commercial considerations. The terms of the notes may limit our ability to incur additional secured or unsecured debt while the notes are outstanding. So long as the notes are outstanding, we and our subsidiaries are prohibited from incurring or guaranteeing any indebtedness other than the indebtedness under the notes and certain other permitted indebtedness, which includes indebtedness that is pari passu with or subordinate to the indebtedness under the notes and that does not provide for any payments of principal or premium until at least 91 days after the maturity date of the notes; indebtedness to trade creditors incurred in the ordinary course of business; intercompany indebtedness which is subordinate in right of payment to the indebtedness under the notes; and indebtedness the proceeds of which are used to redeem, repay, or otherwise retire the notes.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Financial Statements. Critical accounting estimates include the amount of development expenditures expensed as opposed to capitalized; the fair value of options and common share purchase warrants; the testing for recoverability of long-lived assets; the allocation of proceeds on the issuance of senior convertible notes; and the income tax valuation allowance.

We expense research costs as they are incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. We have not capitalized any such development costs to date.

We periodically review the useful lives and the carrying values of our long-lived assets. We review for impairment in long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.

The convertible notes contain both a liability and an equity component, the latter represented by the conversion option. In accordance with Canadian GAAP, the components of the convertible notes must be bifurcated and accounted for separately as debt and equity instruments. The warrants are separable from the notes and are accounted for as an equity instrument. The proceeds received are allocated to the debt and equity components of the convertible notes and to the initial warrants on a relative fair value basis. Each reporting period, the Company is required to accrete the carrying value of the convertible notes such that at maturity the carrying value of the notes will be their face value.

We have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credits. In view of the recent net losses and expected future losses, we are of the opinion that it is unlikely that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Accordingly, no future income tax assets or liabilities are recorded on the balance sheets.

Accounting Policy Changes

Effective December 1, 2002, we adopted part of the new CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments.” The recommendations required all stock-based payments to non-employees, and employee awards that are direct awards of stock that call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after December 1, 2002, to be accounted for using the fair value based method. Employee awards were accounted for using the settlement method.

Effective December 1, 2004, we adopted on a retroactive basis, without restatement, the subsequent amendment to Section 3870, “Stock-based Compensation and Other Stock-based Payments,” which requires the use of the fair value based method to account for all stock-based transactions with employees granted or modified since December 1, 2002. The impact of this retroactive change in accounting policy was a charge of $4,006,000 to opening deficit and a corresponding increase in share capital of $55,000 and equity in options of

$3,951,000. The impact of adopting this change in accounting policy during the year ended November 30, 2005, was a charge to operations of $3,615,000.

These expenses consist of the fair value of options, calculated using the Black-Scholes pricing model, granted to non-employees and employees in exchange for services. We use the Black-Scholes option pricing model to calculate the fair value of stock-based payments, which requires assumptions, including the average expected life and volatility of our stock, to be made at the time of grant. We amortize the fair value of the options over the vesting period, which is reviewed for changes from period to period.

Effective December 1, 2004, the Company adopted an amendment to CICA Handbook Section 3860, “Financial Instruments - Disclosure and Presentation”, which requires that certain obligations that must or can be settled at the issuer’s option in cash or in an equivalent value by a variable number of the issuer’s equity instruments be accounted for as liabilities. The Company considered the provisions of amended Section 3860 in determining how to account for the senior convertible notes payable.

Effective October 17, 2005, the Company adopted EIC 158 - “Accounting for Convertible Debt Instruments”, which addresses the accounting treatment of convertible debentures in which upon conversion, the issuer is either required or has the option to satisfy all or part of the obligation in cash. The Company considered EIC 158 in determining how to account for the senior convertible notes payable.

RECENT ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT YET ADOPTED

Financial Instruments - Recognition and Measurement

In January 2005, the CICA released new Handbook Section 3855, “Financial Instruments - Recognition and Measurement,” effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished. The Company has not yet determined the effect that these new standards will have on its consolidated financial position and results of operations.

Comprehensive Income and Equity

In January 2005, the CICA released new Handbook Section 1530, “Comprehensive Income,” and Section 3251, “Equity,” effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. These standards require that an enterprise present comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other financial statements. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period in addition to the requirements in Section 1530. The Company has not yet determined the effect these new standards will have on its consolidated financial position and results of operations.

Hedges

In January 2005, the CICA released new Handbook Section 3865, “Hedges,” effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

Non-monetary Transactions

In June 2005, the CICA released a new Handbook Section 3831, “Non-monetary Transactions,” effective for fiscal periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We have no debt, guarantees, off-balance sheet arrangements, or capital lease obligations other than those associated with the senior convertible note financing that was completed October 7, 2005, which is discussed elsewhere in this document. Other long-term obligations are discussed below.

Contractual Obligations

Our contractual obligations as of November 30, 2005 are as follows:

Contractual Obligations (in millions of dollars)	Total		Less than 1 year		1 - 3 years		4 - 5 years	More than 5 years

Operating lease obligations		$3.0		$0.7		$1.6	$0.7	nil

Senior convertible notes	$	US40.0	$	US21.8	$	US18.2	nil	nil

We have entered into Clinical Research Services Agreements with a number of Contract Research Organizations (“CROs”) to conduct the phase III clinical trials of our Celacade technology and our phase I clinical trial for VP025. The contracts with these CROs are payable over the terms of the trials, and the timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, completion of certain data management activities, trial completion, and other trial-related activities. We are also liable for the payment of certain pass-through costs. As part of phase III trials, we also enter into agreements with the clinical sites participating in the trials. These agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. A significant portion of the amounts due to the sites for these activities is not payable until after the completion of the trial. This “holdback” results in a significant accrual of trial-related expenses during the course of the study, as the expense is recognized for accounting purposes but the cash payment is not made until after the trial is completed.

We have granted royalties to arm’s-length third parties based on gross amounts receivable by us from future commercial sales of our Celacade technology, aggregating 1.5% on all sales, to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of this technology, to a maximum royalty of $5.0 million per annum. To date, no royalties are due and/or payable. In October 2005, we issued the notes described above under “Liquidity and Capital Resources.” These notes required that the outstanding face value of the notes be paid monthly. Under the current terms and conditions this obligation requires a payment of approximately US$1.8 million per month.

RELATED PARTY TRANSACTIONS AND INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS

Strategic Alliance with Quest Diagnostics Incorporated in the United States

To develop a potential secondary point of care for integration of our Celacade technology, we have a strategic alliance with Quest Diagnostics in the United States on an exclusive basis. The purpose of this alliance is to establish an outpatient delivery model to accommodate patient referrals outside hospital clinics and cardiology practices. The final terms of this alliance are not yet established and are the subject of continued discussion between the two companies. In connection with this strategic alliance, Quest Diagnostics made an equity investment in our common shares of US$7.5 million in 2001 at a price of $8.49 per share, resulting in the issuance of 1,406,783 common shares. Quest Diagnostics also received warrants to acquire 625,237 common shares at an exercise price of $12.73 per share. These warrants are exercisable on or before November 6, 2006. Quest Diagnostics owns 3,056,783, or approximately 3.7%, of our common shares. In addition, the CEO and Chairman of the Board of Quest Diagnostics is a director of our Company and our Chairman of the Board is a director of Quest Diagnostics. We intend to establish additional alliances to support the commercialization of our products.

Clinical Trial Services Agreements with Quest Diagnostics Incorporated

We have entered into clinical trial services agreements with Quest Diagnostics to provide central laboratory testing and related services in connection with our phase III trials. The agreements are on terms customary for agreements of this nature.

RISKS AND UNCERTAINTIES

Our products are in development, have not yet been approved by regulatory authorities in all relevant jurisdictions, and have not yet been marketed commercially. Our business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, our current reliance on primarily one product, the adequacy of our patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of our products, and competition from pharmaceutical, biotechnology, and medical device companies. There can be no assurance that our ongoing preclinical or clinical research activities will provide positive outcomes or that the results of our clinical trials will meet the desired clinical endpoints established in the clinical study protocols. Even if the clinical studies are successful, there can be no assurance that we will be successful in obtaining necessary regulatory approvals or, once having obtained them, in maintaining these approvals. There can also be no assurance that we will be successful in marketing and distributing our products, or achieve reimbursement from government or private health authorities. We have also not yet demonstrated the ability to manufacture a product commercially in large volumes.

The actual timeline for completion of our ACCLAIM clinical trial could vary significantly from our forecast due to a number of factors. A key risk factor associated with the timeline specific to the reporting of the ACCLAIM trial is the completion of the data collection and verification process, which must be done in order to lock the database and analyze the results of the trial. Any delay in the completion of our ACCLAIM trial could cause the price of our common shares to decline.

We set goals for and make public statements regarding timing for the completion of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and time of product launch. The actual timing of these events can vary dramatically as a result of factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing, or marketing milestones necessary to commercialize our products. There can be no assurance that our clinical trials will be completed as planned, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our current schedule for the scale-up of manufacturing and launch of any of our products. If we fail to achieve one or more of these planned milestones, the price of our common shares could decline.

We intend to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on favorable terms. The availability of financing will be affected by the results of our scientific and clinical research, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology and medical companies), the status of strategic alliance agreements, and other relevant commercial considerations. The terms of the notes may limit our ability to incur additional secured or unsecured debt while the notes are outstanding.

Under the terms of the notes, in the event that we are unable to issue common shares at the conversion price stipulated by the notes owing to failure to meet certain conditions, we must make cash payments to the noteholders. Additional substantial cash payments may be required under the notes upon an event of default or change of control. Such cash payments may leave us with little or no working capital in our business or make us insolvent.

A detailed list of the risks and uncertainties affecting us can be found in our Annual Information Form.

OUTLOOK

Our future operations are highly dependent upon the outcome of the phase III trials of our lead product, the Celacade technology. Should the trials prove successful, we expect to pursue regulatory approval and commercialization of the Celacade technology. Our commercialization efforts are dependent upon our ability to raise additional financing through a combination of equity or debt financing, or payments from strategic partners, or upon strategic partners funding directly some or all of the costs of commercialization. Should our ability to raise additional financing and/or secure financial support from partners be delayed, management believes that our current level of cash and cash equivalents and marketable securities is sufficient to fund planned expenditures for the next twelve months.

In the event the results of the phase III trials do not warrant efforts to commercialize the Celacade technology, we will be required to re-evaluate our business operations and to reduce expenditures. Should commercialization not be pursued, management believes that our current level of cash and cash equivalents, and marketable securities is sufficient to fund the planned expenditures for the next twelve months.

We have been granted CE Mark regulatory approval for our Celacade medical device technology in Europe. This regulatory approval enables us to market this technology in the 25 member countries of the European Union - a strategy we plan to pursue upon the successful completion of one, or both, of our ongoing phase III trials. Assuming one, or both, of our phase III trails are successful, we also plan to file for regulatory approval with the applicable regulatory authorities to market our Celacade technology in the United States, Canada, and potentially other jurisdictions. To commercialize our products, we intend to enter into additional strategic alliances with established healthcare companies that have the commercial infrastructure necessary to support successful market introduction in various geographical jurisdictions.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or cut back on certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate. We do not presently know of any factors that would indicate that a change in strategy is needed in the next year.

Additional information relating to us, including our Annual Information Form, is on SEDAR at www.sedar.com.